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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 AND ENDING 06/30/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JP DERIVATIVES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BAYAT CONSULTING INC., 14 WALL STREET, 20TH FLOOR

(No. and Street)

NEW YORK   NY   10005

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs LLP

(Name – *if individual, state last, first, middle name*)

420 Lexington Ave. – Suite 2160   NEW YORK   NY   10170

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK PIUGGI _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
JP DERIVATIVES LLC _____ , as

of JUNE 30 _____ , 20 21 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

IAN G DOUGLAS
Notary Public, State of New York
Reg. No. 01DO6340695
Qualified in Nassau County
Commission Expires 4/25/2024

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JP Derivatives, LLC

Statement of Financial Statement

For the Year Ended June 30, 2021

Contents
As of and for the Year Ended June 30, 2021

Financial Statements

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
JP Derivatives, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JP Derivatives, LLC as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of JP Derivatives, LLC as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JP Derivatives, LLC's management. Our responsibility is to express an opinion on JP Derivatives, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JP Derivatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP

We have served as JP Derivatives, LLC's auditor since 2018.

New York, NY

September 22, 2021

Statement of Financial Condition
June 30, 2021

ASSETS

Cash	$	806,546
Commissions recievable		581,891
Due from clearing firm		350,421
Prepaids		32,569
Security deposit		2,500
Total assets	$	1,773,927

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	272,366
Bank loan payable		706,641
Commissions and bonus payable		8,056
Total liabilities		987,063

MEMBER'S EQUITY: 786,864

TOTAL LIABILITIES AND MEMBER'S EQUITY: $ 1,773,927

Notes to Financial Statements
For the Year Ended June 30, 2021

1. Organization and Nature of Business

JP Derivatives, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware. The Company is wholly owned by Piuggi Capital, LLC (the Member). The Company executes options transactions for its clients solely on an agency and/or give-up basis. The Company is a broker-dealer registered with the American Stock Exchange (AMEX), the Securities and Exchange Commission (SEC) and is a member of the Securities Investor Protection Corporation (SIPC).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

Notes to Financial Statements
For the Year Ended June 30, 2021

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the sole member. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Bank Loan Payable
On May 5, 2020 the Company received the first loan of $372,908 from Paycheck Protection Program Loan (PPP). On February 8, 2021 the Company received a second loan of $333,733 from Paycheck Protection Program Loan (PPP). The PPP is a Small Business Administration ("SBA") loan designed to provide a direct incentive for small businesses to keep their employees on the payroll.

PPP loans bear interest at 1%, defer loan payments for six months, and no collateral or personal guarantees are required. Most importantly, the SBA will forgive the entire loan if all employee criteria are met and the funds are used for eligible expenses.

5. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Lease Accounting
In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements. As of June 30, 2021, the Company leases an office space under a month to month basis. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

Rent expense of 20,303 is included "office" in these financial statements.

.

Notes to Financial Statements
For the Year Ended June 30, 2021

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2021, the Company had net capital of $1,152,221, which was $1,133,526 in excess of its required net capital of $18,695. The Company's aggregate indebtedness to net capital ratio was 24.34%.

8. Contingent Liabilities

As of June 30, 2021 the Company is a party to ongoing arbitration brought by the Company regarding breach of confidentiality relating to the actions of a former employee. All legal obligations of the Company relating to the arbitration have been accrued for. The Company has received a countersuit, in which the Company is being sued for reimbursement of legal fees incurred in defending this proceeding. There is no probable expectation that the Company will reimburse these expenses.

It is too early to express an opinion regarding the outcome of this proceeding but it is not expected to have a material negative impact on the Company.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2021 and September 22, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.